Exhibit 99.1

NEWS RELEASE

BRASCAN POWER TO ISSUE $500 MILLION OF UNSECURED, FIXED AND FLOATING RATE DEBENTURES

GATINEAU, December 10, 2004 - Brascan Power Corporation announced today that it has entered into an agreement with a syndicate of underwriters comprised of RBC Capital Markets, CIBC World Markets, TD Securities, Scotia Capital, BMO Nesbitt Burns and HSBC Securities under which the syndicate has agreed to underwrite, on a private placement basis, $500 million of debentures consisting of $400 million of 4.65 % Unsecured Debentures maturing December 16, 2009 and $100 million of Floating Rate Unsecured Debentures maturing December 18, 2006. The Debentures will be unconditionally guaranteed by the Corporation’s parent company, Brascan Power Inc.

The debentures are rated BBB (high) by DBRS and BBB by S&P. Brascan Power’s operations are strategically focused on hydroelectric power generation primarily in northeast Canada and the United States and include 117 hydroelectric facilities and three co-generation facilities, which generate on average 10,500 GWh of electricity annually. Brascan Power also owns a transmission and distribution business in Northern Ontario.

“We have established a strong competitive position with high quality assets in the power industry over the past few years. This financing demonstrates a high level of confidence in our Company and our ability to execute on our growth strategy,” commented Harry Goldgut, Co-Chairman and Chief Executive Officer of Brascan Power.

The net proceeds of the issue will be used to repay US $375 million of Brascan Power Inc.’s corporate term debentures, a portion of which matured in August 2004 with the balance maturing in March 2005. The offering is expected to close on December 16, 2004.

This news release does not constitute an offer to sell nor a solicitation of an offer to buy the debentures and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

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Brascan Power comprises the power generating, distribution and marketing operations of Brascan Corporation (NYSE: BNN, TSX: BNN.LV.A). Brascan Power has developed and successfully operated hydroelectric power facilities, primarily in North America, for nearly100 years. Brascan Power’s portfolio includes 117 hydroelectric power-generating stations located on 35 river systems, 3 co-generation facilities and transmission and distribution assets, principally in the northeast. Brascan Corporation is an asset management company with a focus on real estate and power generation.

For more information, please visit our web site at www.brascanpower.com or contact:

Shelley Moorhead Director, Corporate Communications & Investor Relations Tel: (819) 561-8072 Fax: (819) 561-7188 Email: shelley.moorhead@brascanpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.